Exhibit 99.4

Media Contact:

Casey Friedman

Elliot Investment Management L.P.

(212) 478-1780

Friedman@elliottmgmt.com

Elliott Management Announces Director Candidates for the Board of Southwest Airlines

Elliott Intends to Nominate Ten Independent, Highly Qualified Candidates

Candidates Bring Best-in-Class Experience in Airlines, Technology, the Consumer and Hospitality Sectors, Labor Relations and Regulatory Oversight

Elliott Takes Key Step Toward Implementing Urgent Changes at Southwest

Full Materials Available at StrongerSouthwest.com

WEST PALM BEACH, FL (August 13, 2024) — Elliott Investment Management L.P. (“Elliott”), which manages funds that together have an approximately 11% economic interest in Southwest Airlines, Inc. (NYSE:LUV) (“Southwest” or the “Company”), today announced that it intends to nominate ten independent, highly qualified candidates (the “Candidates”) to the Company’s Board. Elliott plans to move forward expeditiously to formally nominate the Candidates.

Elliott has previously called for three steps to put Southwest on the path to restoring its industry-leading position: 1) reconstituting the Board; 2) installing new leadership; and 3) conducting a comprehensive business review. Today’s announcement represents a key step toward implementing the urgent changes needed at Southwest. The urgency of change is underscored by the substantial continued deterioration in Southwest’s performance since Elliott initially published its materials on June 10 and the Board’s actions in response to further entrench itself and resist change.

When nominated, these Candidates would give shareholders a choice between the Company’s existing Board, which has delivered poor returns for shareholders and has not held management accountable for Southwest’s unacceptable performance, or a new Board that brings relevant expertise, fresh thinking and accountability.

These Candidates were selected through a months-long global search for the best individuals with the optimal mix of backgrounds and expertise to address Southwest’s current challenges and deliver on the Company’s potential. The final group of Candidates includes four former airline CEOs and Deputy CEOs and six Candidates with complementary expertise in technology, hospitality, consumer-focused businesses, labor relations and regulatory oversight, including experience leading organizational change in these areas.

The Candidates are as follows, with more detailed biographies appended to this release.

•	Michael Cawley, the former deputy CEO, COO and CFO of Ryanair
•	David Cush, the former CEO of Virgin America
•	Sarah Feinberg, a former senior official at the Department of Transportation and former head of the Federal Railroad Administration
•	Hon. Josh Gotbaum, a longtime advisor to companies and labor groups and the former chapter 11 trustee of Hawaiian Airlines
•	Dave Grissen, the former Group President of Marriott International
•	Nancy Killefer, a former McKinsey Senior Partner in the firm’s Consumer and Retailing Practice and current Board member of Meta
•	Robert Milton, the former CEO of Air Canada and ACE Aviation Holdings and the former Chairman of United Airlines
•	Gregg Saretsky, the former CEO of WestJet
•	Eash Sundaram, the former Chief Digital and Technology Officer of JetBlue
•	Patty Watson, the current EVP and Chief Information & Technology Officer at NCR Atleos and a longtime technology executive

If elected, Elliott is confident that these Candidates will chart a brighter future for Southwest, provide the Board with much-needed expertise and relevant industry experience and help restore the Company’s position as an industry-leading airline with best-in-class profitability.

The strong qualifications of these Candidates stand in contrast to those of the current Board, which prior to Elliott’s June 10 letter lacked a single independent director with airline experience, and which continues to lack relevant experience in other key areas necessary to drive Southwest’s evolution.

The full biographies of the Candidates follow:

Michael Cawley

Former Deputy CEO, COO and CFO of Ryanair

A longtime senior executive at Ryanair, Michael Cawley has decades of experience at the world’s most successful low-cost carrier. Cawley has a broad range of expertise from his 17-year executive career at Ryanair, having served as Deputy CEO, Chief Operating Officer, CFO and Commercial Director. During Cawley’s tenure as an executive at Ryanair, the company grew from serving less than 3 million passengers to 82 million passengers annually and delivered a more than 2,700% total shareholder return. Cawley recently retired from the Board of Ryanair, where he guided the company to achieve an additional 155% total shareholder return after his tenure as an executive. Cawley played an integral role in creating and growing one of the world’s most successful airlines with a cost-focused culture that serves as a benchmark for low-cost carriers globally. Cawley’s extensive experience in the airline industry, developed over nearly three decades of leadership at Ryanair, would make him a valuable addition to the Southwest Board as it seeks to improve performance.

David Cush

Former CEO of Virgin America

David Cush brings 30 years of aviation experience, including nine years as CEO of Virgin America and two decades of experience at American Airlines in various operational, sales and network planning roles. Under Cush’s leadership, Virgin America delivered an exceptional customer experience that resulted in the company winning “Best U.S. Airline” in Conde Nast Traveler’s readers’ choice awards for nine consecutive years and the top position in Consumer Reports’ airline customer satisfaction rankings. Cush joined Virgin America as CEO just after the airline’sinaugural flight, and led the airline through the turmoil of the financial crisis and a subsequent period of rapid growth. Cush led Virgin America to realize its first annual profit, oversaw its successful initial public offering and ultimately negotiated the airline’s acquisition by Alaska Airlines. Cush’s leadership delivered a 148% total shareholder return over Virgin America’s two years as a publicly traded company. After the sale of Virgin America, Cush served as interim CEO and subsequently CEO of Service King Paint & Body, a Blackstone and Carlyle-owned collision repair business. As a former airline CEO with a demonstrated track record of fostering a strong employee culture and best-in-class customer service, Cush would bring deep experience to Southwest’s effort to build upon the Company’s core cultural strengths while evolving and modernizing the strategy.

Sarah Feinberg

Former Transportation Regulator and Administrator of the Federal Railroad Administration

Sarah Feinberg is an experienced transportation regulator who formerly served as Administrator of the Federal Railroad Administration, Chief of Staff to the U.S. Secretary of Transportation and Interim President of the New York City Transit Authority. As Administrator of the Federal Railroad Administration, the railroad safety regulator within the Department of Transportation, Feinberg focused on enhancing the safety of the rail network after a series of accidents. During her tenure, Feinberg became known for her aggressive enforcement of safety regulations and promotion of investments to improve the safety of the rail system. As Chief of Staff to the U.S. Secretary of Transportation, Feinberg oversaw and advised on a broad range of initiatives across the aviation and broader transportation sector. Feinberg would bring experience crucial to the Southwest Board’s foremost mission of ensuring the safety of the Company’s employees and customers.

Hon. Joshua “Josh” Gotbaum

Seasoned Advisor to Companies and Labor Groups and Former Hawaiian Airlines Trustee

Josh Gotbaum has decades of experience as an advisor to both airline management teams and labor. As an investment banker at Lazard, Gotbaum advised in transactions involving both US carriers and foreign flag carriers. At Hawaiian Airlines, Gotbaum led and managed the airline’s successful emergence from chapter 11 with Hawaiian achieving both the highest operating margin and best on-time performance of the U.S. carriers, which permitted a full recovery for Hawaiian’s creditors, new employee contracts with pay and benefits comparable to or better than peers and a nearly 600% total return for shareholders over his tenure. He went on to serve as the Director of the Pension Benefit Guarantee Corporation, where he helped American Airlines preserve its pensions. In prior US government service, Gotbaum had presidential appointments in the White House Office of Management & Budget, the Department of Treasury and the Department of Defense. As an Operating Partner at Blue Wolf Capital, he was involved in several successful business transformations. In 2023, Gotbaum was nominated to serve on the Board of Starbucks by a coalition of labor unions as part of a successful effort to show the connection between good union relationships and shareholder value. Gotbaum previously served on the Boards of PulteGroup, TD Bank, N.A., Thornburg Investment Management and Safety-Kleen Systems. As he did at Hawaiian Airlines, Gotbaum intends to work to ensure the Company’s unique employee culture is preserved and its unions are engaged as Southwest implements strategic and operational improvements.

David “Dave” Grissen

Former Group President of Marriott International

Dave Grissen is the former Group President of Marriott International. As Group President, Grissen led all functions for Marriott’s brands in the Americas and for the Ritz Carlton and EDITION brands globally, including strategy, revenue management, sales and marketing, operations, food and beverage, technology, development and human resources. Grissen managed hotels representing approximately two-thirds of Marriott’s fee revenue, a workforce of 160,000 people and a successful growth strategy that resulted in Marriott’s Americas organization nearly doubling from 2,928 hotels to 5,640 hotels plus 1,800 pipeline hotels under his leadership. Grissen’s extensive experience leading a large hospitality franchise, growing a storied brand and delivering top-tier results would be valuable to the Southwest Board. Grissen also currently serves as the Chairman of Regis and is on the Board of Chatham Lodging Trust.

Nancy Killefer

Former Senior Partner in the Consumer and Retailing Practice at McKinsey

Nancy Killefer was a longtime Senior Partner and member of the governing Board at McKinsey and served in multiple high-ranking government roles throughout her career. At McKinsey, Killefer was a Senior Partner in the firm’s Consumer and Retailing Practice, where she advised companies on marketing, strategy, organizational effectiveness and systems. She also founded and led the firm’s Public Sector Practice and was the Senior Partner in charge of the DC office. In the public sector, she served as Chief Financial Officer, Chief Operating Officer and Assistant Secretary of Management at the Department of the Treasury, where she led the reform and modernization of the IRS, and later as chair of the Internal Revenue Service Oversight Board. Killefer has served on the Boards of nine public companies, including Meta Platforms and Cardinal Health, currently. Killefer’s experience advising consumer-facing brands through transformative changes will be valuable to the Southwest Board as the Company seeks to enhance its value proposition for customers and better understand and deliver on customer expectations.

Robert Milton

Former CEO of Air Canada and ACE Aviation Holdings and Former Chairman of United Airlines

Robert Milton brings more than 40 years of experience in the aviation industry, including a total of 13 years as CEO of Air Canada and its holding company ACE Aviation and two years as Chairman of United Airlines. After taking over as CEO of Air Canada amid a challenging operating environment and struggling financial performance, Milton successfully repositioned the airline for long-term success and delivered substantial value creation. As Chairman of United Airlines, Milton oversaw the initiation of the airline’s repositioning and turnaround. Milton’s deep airline turnaround experience and track record of shareholder value creation in the airline industry would enable him to provide valuable guidance to a new management team as it develops a strategy to restore Southwest’s industry-leading position. Milton is a current director of Air Lease Corporation and has previously served as a director at US Airways, AirAsia, TAP Air Portugal, Cathay Pacific Airways and Breeze Airways.

Gregg Saretsky

Former CEO of WestJet

Gregg Saretsky brings significant leadership experience and industry knowledge with a nearly 40-year career in aviation, including having served as CEO of WestJet for eight years. At WestJet, Saretsky led the evolution of the airline from providing a one-dimensional product offering to having a modern commercial strategy, generating a total shareholder return of more than 100% during his tenure as CEO. Prior to WestJet, Saretsky served in a number of senior-level commercial and operational roles at Alaska Airlines, including Executive Vice President of Flight Operations & Marketing. Saretsky’s extensive industry knowledge and learnings from driving transformational change would be valuable to the Southwest Board in guiding and overseeing strategic changes at the Company. Saretsky is also a current director of IndiGo and RECARO Aircraft Seating.

Easwaran “Eash” Sundaram

Former Chief Digital & Technology Officer of JetBlue

Eash Sundaram brings valuable experience from a successful career as a technology executive, including nine years as Executive Vice President and Chief Digital & Technology Officer at JetBlue Airways. Under Sundaram’s leadership, JetBlue made substantial updates to its technology infrastructure which transformed the airline’s technical capabilities. This transformation unlocked opportunities across the airline’s functional areas, including improvements to its commercial strategy, networking planning and operations. Sundaram also founded JetBlue Technology Ventures and served as its oversight officer. Sundaram’s experience in driving transformational change in airline technology infrastructure and implementing technology solutions to enable modern commercial strategies would make his perspective particularly valuable to the Southwest Board. Prior to joining JetBlue, Sundaram was the Chief Information Officer of Pall Corporation. Sundaram currently serves on the Boards of Wesco International and SolarWinds.

Patricia “Patty” Watson

CIO and CTO of NCR Atleos

Patty Watson is an experienced technology executive with a track record of developing modernization plans and overseeing IT transformations at large, complex financial services and transportation/logistics companies. Watson is currently Executive Vice President and Chief Information & Technology Officer at NCR Atleos. Over the course of her career, she has also served as Executive Vice President and Chief Information Officer of NCR, Total Systems Services and The Brink’s Company, the President of Cloud Collaboration at Intrado and in various senior technology roles at Bank of America. Watson is a Director at Rockwell Automation, and previously served on the Boards of USAA Federal Savings Bank and Texas Capital Bancshares. Prior to her corporate career, Watson served in the U.S. Air Force as a contracting and acquisition officer, delivering aircraft technology systems, and as a director of operations. Watson’s extensive experience in developing and executing on complex IT transformations to enable business strategy and growth will be valuable to the reconstituted Board’s task of modernizing Southwest’s outdated technology infrastructure. As the spouse of a captain who has flown for Southwest for 24 years, Watson recognizes the importance of preserving Southwest’s culture while modernizing the Company’s operations and strategy to facilitate its long-term financial success and provide a rewarding career opportunity for its employees.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Elliott Investment Management L.P., together with the other participants named herein (collectively, “Elliott”), intend to file a proxy statement and accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit proxies with respect to the election of Elliott’s slate of highly qualified director candidates and other proposals that may come before the next shareholder meeting of Southwest Airlines Co., a Texas corporation (the “Company”), whether an annual or special meeting of shareholders.

THE PARTICIPANTS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Elliott Investment Management L.P. (“EIM”), Elliott Associates, L.P. (“Elliott Associates”), Elliott International, L.P. (“Elliott International”), The Liverpool Limited Partnership (“Liverpool”), Elliott Investment Management GP LLC (“EIM GP”), Paul E. Singer (“Singer”), Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Nancy Killefer, Robert Milton, Gregg Saretsky, Easwaran Sundaram and Patricia Watson.

As of the date hereof, Elliott has combined economic exposure in the Company of approximately 11.0% of the shares of its Common Stock, $1.00 par value per share (the “Common Stock”), outstanding. As of the date hereof, EIM, the investment manager of Elliott Associates and Elliott International (together, the “Elliott Funds”) with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries, beneficially owns 48,948,500 shares of Common Stock. Additionally, as of the date hereof, the Elliott Funds are party to notional principal amount derivative agreements in the form of cash settled swaps with respect to an aggregate of 16,976,000 shares of Common Stock (the “Derivative Agreements”). Elliott Associates, Elliott International and Liverpool are the direct holders of the shares of Common Stock beneficially owned by EIM, and are party to the Derivative Agreements. Liverpool is a wholly-owned subsidiary of Elliott Associates. EIM GP is the sole general partner of EIM. Singer is the sole managing member of EIM GP. As of the date hereof, Mr. Cawley holds 19,765 shares of Common Stock, Mr. Cush holds 10,000 shares of Common Stock, Ms. Feinberg beneficially owns 3,068 shares of Common Stock, including 2,800 shares of Common Stock held directly and 268 shares of Common Stock held by her domestic partner, Mr. Gotbaum holds 19,162 shares of Common Stock, Mr. Milton holds 1,953 shares of Common Stock, Mr. Saretsky holds 4,000 shares of Common Stock, Mr. Sundaram holds 2,000 shares of Common Stock, and Ms. Watson beneficially owns 5,086 shares of Common Stock, including 3,964 shares of Common Stock held directly and 1,122 shares of Common Stock held by her spouse.

About Elliott

Elliot Investment Management L.P. (together with its affiliates, “Elliott”) manages approximately $69.7 billion of assets as of June 30, 2024. Founded in 1977, it is one of the oldest funds under continuous management. The Elliott funds’ investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.

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